SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2026

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

NATIONAL REGISTER OF LEGAL ENTITIES (CNPJ) NO. 42.150.391/0001-70

STATE REGISTRATION (NIRE) 29.300.006.939

PUBLICLY HELD COMPANY

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON OCTOBER 22, 2026

1. DATE, TIME, AND PLACE: on October 22, 2026, at 11:00 a.m., at the offices of BRASKEM S.A. (“Braskem” or the “Company”), whose address has been changed to Avenida das Nações Unidas, No. 15,187, Paseo Alto das Nações Building, 8th Floor, Board Room, ZIP Code 04794-000, City of São Paulo, State of São Paulo, and via the Microsoft Teams platform.

2. CALL NOTICE, ATTENDANCE AND PRESIDING BOARD: Extraordinary Meeting of the Board of Directors (“BoD”) of Braskem S.A. (“Braskem” or the “Company”), with the participation of Board Members indicated below. The Chairperson of the Board of Directors, Ms. Magda Maria de Regina Chambriard, as well as Board Members Fernando Sabbi Melgarejo and Maria Letícia de Freitas Costa, participated via the Microsoft Teams platform. Board Members Marcelo Weick Pogliese and William França da Silva were absent with justification. Also participating were the Chief Executive Officer, Hélcio Tokeshi; the Vice Presidents, Camilla Tápias, Nir Lander, Alessandro Melo, Luiz Rossato, Marcio Pitzer, and Raphael Campos; Mr. Magnus Pereira; and Ms. Lilian Bruno, Ms. Clarisse Schlieckmann, Ms. Naiara Assad, and Ms. Larissa Varella. The Chairperson of the Board of Directors presided over the meeting, and Ms. Lilian Bruno acted as Secretary of the meeting.

3. AGENDA, RESOLUTIONS AND SUBJECTS FOR ACKNOWLEDGEMENT OR OF INTEREST TO THE COMPANY:

3.1. Resolutions: after due analysis of the subject submitted for resolution, which the related materials were previously forwarded to the Board Members and shall remain duly filed at the Company’s Governance Portal, the following resolution was unanimously adopted:

a)	PD.CA/BAK-33/2026 - Definition of delegation limits and approval thresholds for the Statutory Officers of Braskem S.A.: following prior review and favorable recommendation by the Executive Board and the Compliance and Audit Committee, the Board Members approved PD.CA/BAK-33/2026, to approve the delegation limits set forth in Annex I to these minutes, so that the Statutory Officers may decide individually on the management acts of the Company, with all other decisions remaining subject to the collective deliberation of the Executive Board. On this occasion, the Board Members requested that a semiannual report be submitted regarding the transactions approved by the collegiate Executive Board during the period.

BRASKEM S.A.

NATIONAL REGISTER OF LEGAL ENTITIES (CNPJ) NO. 42.150.391/0001-70

STATE REGISTRATION (NIRE) 29.300.006.939

PUBLICLY HELD COMPANY

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON OCTOBER 22, 2026

3.2. SUBJECTS FOR ACKNOWLEDGEMENT/ OF INTEREST TO THE COMPANY: nothing to record.

4. ADJOURNMENT: as there were no further matters to be discussed, the meeting was closed and these minutes were drawn up, and, after being read, discussed and found to be in order, were signed by all Board Members in attendance at the meeting, by the Chairperson and by the Secretary of the Meeting.

São Paulo/SP, October 22, 2026.

Magda Maria de Regina Chambriard	Lilian Bruno
Chairperson	Secretary

Hélio Baptista Novaes	Fernando Sabbi Melgarejo

BRASKEM S.A.

NATIONAL REGISTER OF LEGAL ENTITIES (CNPJ) NO. 42.150.391/0001-70

STATE REGISTRATION (NIRE) 29.300.006.939

PUBLICLY HELD COMPANY

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON OCTOBER 22, 2026

Isabella Saboya de Albuquerque	Luciano Galvão Coutinho

Maria Letícia de Freitas Costa	Octávio Cortes Pereira Lopes

Paulo Roberto Britto Guimarães	Walter Susini

ANNEX I

STATUTORY OFFICERS' AUTHORITY LEVELS
REFERENCE TO THE BYLAWS	MATTERS	INDIVIDUAL SUBJECT TO THE RESPONSIBILITIES AND PROVISIONS SET FORTH IN THE SHAREHOLDERS' AGREEMENT	COLLECTIVE
Art. 34 (b)	To approve amendments to the Company’s organizational structure.	In alignment with the Corporate Affairs Officer (responsible for the People agenda and/or team, as applicable), changes to the organizational structure of the Statutory Officers that do not result in an increase in the amounts provided for in the approved annual budget.	Changes to the organizational structure involving more than one Statutory Officer and/or resulting in an increase in the amounts provided for in the approved annual budget.

Art. 34 (e)	To enter into loans, financings, or capital markets operations.	a) up to USD 150,000,000.00 (one hundred fifty million US dollars) for transactions denominated in foreign currency and up to BRL 600,000,000.00 (six hundred million Brazilian reais) for transactions denominated in Brazilian reais involving loans, leases, financings, or capital markets transactions, in Brazil or abroad, always observing, upon execution of the respective agreement, the Company's gross debt limit approved annually by the Board of Directors, as set forth in the latest financial statements or quarterly information (ITR) disclosed to the market by the Company;	a) above USD 150,000,000.00 (one hundred fifty million US dollars) and up to USD 250,000,000.00 (two hundred fifty million US dollars) for transactions denominated in foreign currency, and above BRL 600,000,000.00 (six hundred million Brazilian reais) and up to BRL 1,000,000,000.00 (one billion Brazilian reais) for transactions denominated in Brazilian reais involving loans, leases, financings, or capital markets transactions, in Brazil or abroad, always observing, upon execution of the respective agreement, the Company's gross debt limit approved annually by the Board of Directors, as indicated in the latest financial statements or quarterly information (ITR) disclosed to the market by the Company;
		b) up to BRL 300,000,000.00 (three hundred million Brazilian reais), on an annual basis, per transaction, for guarantees with banks, insurance companies, and/or any third parties (including, but not limited to, letters of credit, counter-guarantee agreements, and bank guarantees), in Brazil or abroad, which entail the obligation to pay fees;	b) amounts above BRL 300,000,000.00 (three hundred million Brazilian reais) and up to BRL 480,000,000.00 (four hundred eighty million Brazilian reais), on an annual basis, per transaction, for guarantees with banks, insurance companies, and/or any third parties (including, but not limited to, letters of credit, counter-guarantee agreements, and bank guarantees), in Brazil or abroad, which entail the obligation to pay fees;
		c) up to USD 150,000,000.00 (one hundred fifty million US dollars) for transactions denominated in foreign currency, and up to BRL 600,000,000.00 (six hundred million Brazilian reais) for transactions denominated in Brazilian reais, involving derivatives transactions, foreign exchange agreements, and receivables discounting transactions, in Brazil or abroad.	c) above USD 150,000,000.00 (one hundred fifty million US dollars) and up to USD 250,000,000.00 (two hundred fifty million US dollars) for transactions denominated in foreign currency, and above BRL 600,000,000.00 (six hundred million Brazilian reais) and up to BRL 1,000,000,000.00 (one billion Brazilian reais) for transactions denominated in Brazilian reais, involving derivatives transactions, foreign exchange agreements, and receivables discounting transactions, in Brazil or abroad.

Art. 34 (h)	To grant, on behalf of Braskem, guarantees to its Controlled or Affiliated companies.	Guarantees related to operations or transactions that are within the authority and responsibility of an individual Statutory Officer.

Guarantees related to operations or transactions that are within the authority of the Collegiate Executive Board, and guarantees not associated with operations under the authority of an individual Statutory Officer.

Guarantees for obligations of third parties, or in an amount exceeding the proportional interest of Braskem, its Controlled or Affiliated companies, shall fall within the authority of the Board of Directors (Article 27(k)).

Art. 34 (k)	To approve corporate manuals and rules on governance, accounting, finance, personnel administration, contracting and execution of works and services, supply and disposal of materials and equipment, operations, and other corporate rules necessary to guide the Company’s operations.	Guiding Documents: Global Standard (GST), Procedure (PRO), Work Instruction (INS), Form (FOR), and Annex (ANX).	Guiding Documents: Corporate Guideline (DIR).
The provisions set forth in the Company's currently effective Guiding Documents that do not conflict with the provisions of the Shareholders' Agreement, the New Bylaws, and the Internal Rules of the Board of Directors and Advisory Committees shall remain in force and effect until the issuance of any replacement rules, if applicable, to be proposed by their respective responsible parties.

Art. 34 (o)	To deliberate on trademarks and patents, names and insignias.	Third-Party Technology Licensing: up to BRL 100,000,000.00 (one hundred million Brazilian reais).	Third-Party technology licensing: above BRL 100,000,000.00 (one hundred million Brazilian reais).
		Third-Party trademark licensing for product-related trademarks: any amount.	Institutional trademark licensing to third parties: any amount.
Acquisition of Third-Party trademarks and patents: any amount.
		-	Abandonment of granted patents: any amount.
Abandonment of patent applications: any amount. Individual deliberation by the Statutory Officer shall be permitted whenever there is a procedural deadline in progress before the competent authority and there is insufficient time for prior submission of the matter for consideration by the Statutory Executive Board, with subsequent reporting to the collegiate body.
		-	Sale of trademarks and patents: transactions of any amount.
		Registration of trademarks and patents: any amount, with semiannual reporting to the Collegiate Executive Board.	-
Art. 34 (p)	To authorize the filing of claims in judicial or arbitral proceedings, as well as acts of settlement in such proceedings.	I. Filing of Claims in Judicial or Arbitral Proceedings:	I. Filing of Claims in Judicial or Arbitral Proceedings:
		a) whose amount involved, per proceeding, is up to BRL 150,000,000.00 (one hundred fifty million Brazilian reais);	a) whose amount involved per proceeding exceeds BRL 150,000,000.00 (one hundred fifty million Brazilian reais);
b) Judicial or arbitral precautionary measures aimed at preserving the interests of the Company;

c) Judicial or arbitral measures that are necessary to eliminate, in whole or in part, a tax requirement, regardless of the amount involved;
		II. Settlement Acts in Judicial or Arbitral Proceedings: up to BRL 40,000,000.00 (forty million Brazilian reais).	II. Settlement Acts in Judicial or Arbitral Proceedings: exceeding BRL 40,000,000.00 (forty million Brazilian reais).
Art. 34 (q)	To approve the practice of acts implying judicial or extrajudicial waiver or settlement, as well as arbitration commitment.

Acts involving judicial or extrajudicial waiver of rights: up to BRL 12,500,000.00 (twelve million five hundred thousand Brazilian reais), with semiannual reporting to the Collegiate Executive Board.

Judicial or extrajudicial settlement acts, as well as arbitration agreements: up to BRL 40,000,000.00 (forty million Brazilian reais).

Acts involving waiver of rights: above BRL 12,500,000.00 (twelve million five hundred thousand Brazilian reais) and up to BRL 100,000,000.00 (one hundred million Brazilian reais) (Article 27(v)).

Acts of judicial or extrajudicial settlement, as well as arbitration agreements: exceeding BRL 40,000,000.00 (forty million Brazilian reais).

Art. 34 (r)	To approve the loan for use, disposal, assignment or transfer of non-current assets of Braskem or its Controlled or Affiliated companies (per transaction or jointly).

Up to BRL 100,000,000.00 (one hundred million Brazilian reais) for Braskem, its Controlled and Affiliated companies, except where such transaction constitutes the disposal of an entire industrial complex.

Industrial complexes are deemed to be assets comprising an organized set of assets for the conduct of an economic activity, which may constitute the object of rights and legal transactions.

Above BRL 100,000,000.00 (one hundred million Brazilian reais) and up to 1% (one percent) of the non-current assets of Braskem, its Controlled and Affiliated companies (Article 27(e)).

Art. 34 (s)	To approve the acquisition of assets to be included in the non-current assets of Braskem or of its Controlled or Affiliated companies that represent, per transaction (individually considered) or in a set of transactions, in a given fiscal year.	Up to BRL 300,000,000.00 (three hundred million Brazilian reais) for Braskem, its Controlled and Affiliated companies, per transaction (individually considered) or in the aggregate of transactions within a given fiscal year, except where such transaction constitutes the disposal of an entire industrial complex.

		Industrial complexes are deemed to be assets comprising an organized set of assets for the conduct of an economic activity, which may constitute the object of rights and legal transactions.	Above BRL 300,000,000.00 (three hundred million Brazilian reais) and up to 1% (one percent) of Braskem's non-current assets, for Braskem, its Controlled and Affiliated companies, per transaction (individually considered) or in the aggregate of transactions within a given fiscal year (Article 27(f)).
Art. 34 (t)	To approve the encumbrance, disposal, or fiduciary assignment of non-current assets of Braskem or its Controlled or Affiliated companies that, per transaction (individually considered) or in aggregate transactions, within a given fiscal year.	Up to BRL 120,000,000.00 (one hundred twenty million Brazilian reais), per transaction (individually considered) or in the aggregate of transactions within a given fiscal year, for Braskem, its Controlled and Affiliated companies.	Above BRL 120,000,000.00 (one hundred twenty million Brazilian reais), per transaction (individually considered) or in the aggregate of transactions within a given fiscal year, and up to (A) 1% (one percent) of Braskem's non-current assets or (B) BRL 350,000,000.00 (three hundred fifty million Brazilian reais), whichever is lower between (A) and (B), for Braskem, its Controlled and Affiliated companies (Article 27(g)).

Art. 34 (u)	To approve the acquisition of assets (excluding those covered under item “ix” above) and the contracting of services of any nature by Braskem or its Controlled or Affiliated companies.	Up to BRL 300,000,000.00 (three hundred million Brazilian reais) per year, per contract or series of similar contracts, covenants, or arrangements within the same transaction.	Above BRL 300,000,000.00 (three hundred million Brazilian reais) and up to BRL 480,000,000.00 (four hundred eighty million Brazilian reais), on an annual basis, per contract or series of similar contracts, covenants, or arrangements within the same transaction (Article 27(h)).
Art. 34 (v)	To approve the execution of contracts, except for raw material supply agreements, between, on the one hand, Braskem and/or any of its Controlled or Affiliated companies, and, on the other hand, any of Braskem’s Controlling Shareholder(s) and other Related Parties of the Company (except for its Controlled), in accordance with the Policy in force governing this matter.	Up to BRL15,000,000 (fifteen million Brazilian reais) per transaction, or up to, in the aggregate, BRL 45,000,000 (forty-five million Brazilian reais) per fiscal year.	Above BRL 15,000,000.00 (fifteen million Brazilian reais) and up to BRL 30,000,000.00 (thirty million Brazilian reais) per transaction, or above, in the aggregate, BRL 45,000,000.00 (forty-five million Brazilian reais) and up to BRL 90,000,000.00 (ninety million Brazilian reais) per fiscal year (Article 27(i)).
Art. 34 (w)	To approve the acquisition of raw materials by Braskem and any of its Controlled.	Up to an annual amount, expressed in Brazilian reais, equivalent to USD 300,000,000.00 (three hundred million US dollars), per contract or series of similar contracts within the same transaction, considering the 12 (twelve)-month period from the execution of the first contract.	Above an annual amount, expressed in Brazilian reais, equivalent to USD 300,000,000.00 (three hundred million US dollars) and up to USD 350,000,000.00 (three hundred fifty million US dollars), per contract or series of similar contracts within the same transaction, considering the 12 (twelve)-month period from the execution of the first contract (Article 27(j)).

Art. 34 (x)	To approve the realization of operational or expansion investments by Braskem or its Controlled or Affiliated companies.	Up to BRL 140,000,000.00 (one hundred forty million Brazilian reais).	Above BRL 140,000,000.00 (one hundred forty million Brazilian reais) and up to BRL 240,000,000.00 (two hundred forty million Brazilian reais) (Article 27(l)).
Art. 34 (y)	The performance of acts that result in the waiver and/or restriction, by Braskem and/or its Controlled or Affiliated companies, of rights.	Acts resulting in the waiver and/or restriction of rights: up to BRL 12,500,000.00 (twelve million five hundred thousand Brazilian reais), with semiannual reporting to the Collegiate Executive Board.	Acts resulting in the waiver and/or restriction of rights: above BRL 12,500,000.00 (twelve million five hundred thousand Brazilian reais) and up to BRL 100,000,000.00 (one hundred million Brazilian reais) (Article 27(v)).
Art. 34 (y)	The performance, by Braskem, its Controlled or Affiliated companies, of any gratuitous act.	Sponsorships: up to BRL 50,000,000.00 (fifty million Brazilian reais), in the aggregate.

Donations and Gratuitous Acts: up to BRL 100,000,000.00 (one hundred million Brazilian reais).

Sponsorships: above BRL 50,000,000.00 (fifty million Brazilian reais), in the aggregate, and up to BRL 100,000,000.00 (one hundred million Brazilian reais).

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 3, 2026

BRASKEM S.A.

By:	/s/ Carlos Augusto Machado Pereira de Almeida Brandão

	Name:	Carlos Augusto Machado Pereira de Almeida Brandão
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This Report on Form 6-K may contain forward-looking statements. These statements are not historical facts, but rather are based on the current view and estimates of the Company's management regarding future economic and other circumstances, industry conditions, financial performance and results, including any potential or projected impact regarding the geological event in Alagoas and related legal procedures on the Company's business, financial condition and operating results. The words “project,” “believe,” “estimate,” “expect,” “plan”, “objective” and other similar expressions, when referring to the Company, are used to identify forward-looking statements. Statements related to the possible outcome of legal and administrative proceedings, implementation of operational and financing strategies and investment plans, guidance on future operations, the objective of expanding its efforts to achieve the sustainable macro objectives disclosed by the Company, as well as factors or trends that affect the financial condition, liquidity or operating results of the Company are examples of forward-looking statements. Such statements reflect the current views of the Company's management and are subject to various risks and uncertainties, many of which are beyond the Company’s control. There is no guarantee that the events, trends or expected results will actually occur. The statements are based on various assumptions and factors, including, but not limited to, general economic and market conditions, industry conditions and operating factors, availability, development and financial access to new technologies. Any change in these assumptions or factors, including the projected impact from the joint venture and its development of technologies, from the geological event in Alagoas and related legal procedures and the unprecedented impact on businesses, employees, service providers, shareholders, investors and other stakeholders of the Company could cause effective results to differ significantly from current expectations. For a comprehensive description of the risks and other factors that could impact any forward-looking statements in this document, especially the factors discussed in the sections, see the reports filed with the Brazilian Securities and Exchange Commission (CVM). This Report on Form 6-K does not constitute any offer of securities for sale in Brazil. No securities may be offered or sold in Brazil without being registered or exempted from registration, and any public offer of securities carried out in Brazil must be made through a prospectus, which would be made available by Braskem and contain detailed information on Braskem and its management, as well as its financial statements.